SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.         )*

COMPUGEN LTD.
(Name of issuer)

ORDINARY SHARES, PAR VALUE NEW ISRAEL SHEKELS 0.01 PER SHARE
(Title of class of securities)

M25722105
(CUSIP number)
DECEMBER 31, 2001
Date of Event Which Requires Filing of this Statement

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

Page 1 of 21 pages

13G
CUSIP No. M25722105	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Clal Biotechnology Industries Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 3,041,748 shares
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 3,041,748 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,041,748 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.68%
12	TYPE OF REPORTING PERSON CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP No. M25722105	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Clal Industries and Investments Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 3,041,748 shares
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 3,041,748 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,041,748 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.68%
12	TYPE OF REPORTING PERSON CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

13G
CUSIP No. M25722105	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) IDB Development Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 3,041,748 shares
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 3,041,748 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,041,748 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.68%
12	TYPE OF REPORTING PERSON CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

13G
CUSIP No. M25722105	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) IDB Holding Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 3,041,748 shares
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 3,041,748 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,041,748 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.68%
12	TYPE OF REPORTING PERSON CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

13G
CUSIP No. M25722105	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leon Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 3,041,748 shares
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 3,041,748 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,041,748 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.68%
12	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

13G
CUSIP No. M25722105	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Oudi Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 3,041,748 shares
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 3,041,748 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,041,748 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.68%
12	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

13G
CUSIP No. M25722105	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Judith Yovel Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 3,041,748 shares
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 3,041,748 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,041,748 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.68%
12	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

13G
CUSIP No. M25722105	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Elaine Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 3,041,748 shares
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 3,041,748 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,041,748 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.68%
12	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

This Statement on Schedule 13G relates to the ordinary shares, par value New Israel Shekel 0.01 per share, of Compugen Ltd.

Item 1. Name of Issuer and Address of Issuer's Principal Executive Offices.

The Issuer is Compugen Ltd., an Israeli corporation (the "Issuer"), and its principal executive offices are located at 72 Pinchas Rozen St., Tel Aviv, Israel.

Item 2. Reporting Persons and Class of Securities.

(a), (b) and (c): The Reporting Persons are:

(1) Clal Biotechnology Industries Ltd., an Israeli corporation ("Clal Biotechnology"), with its principal office at 3 Azrieli Center, Triangle Tower, Tel-Aviv, Israel.

(2) Clal Industries and Investments Ltd., an Israeli corporation ("Clal Industries"), with its principal office at 3 Azrieli Center, Triangle Tower, Tel-Aviv, Israel. As of December 31, 2001, Clal Industries owned 100% of the outstanding shares of Clal Biotechnology.

(3) IDB Development Corporation Ltd., an Israeli corporation ("IDB Development"), with its principal office at 3 Azrieli Center, Triangle Tower, Tel-Aviv, Israel. As of December 31, 2001, IDB Development owned approximately 63.64% of the outstanding shares of Clal Industries.

(4) IDB Holding Corporation Ltd., an Israeli corporation ("IDB Holding"), with its principal office at 3 Azrieli Center, Triangle Tower, Tel-Aviv, Israel. As of December 31, 2001, IDB Holding owned approximately 57.33% of the outstanding shares of IDB Development.

The following persons, all of whom are citizens of Israel, except Mrs. Elaine Recanati who is a citizen of the United States, may by reason of their interests in and relationships with IDB Holding be deemed to control the corporations referred to in paragraphs (1)-(4) above:

(5) Leon Y. Recanati, 3 Azrieli Center, Triangle Tower, Tel-Aviv, Israel.

(6) Oudi Recanati, Quai de L'ile 3 CH-1204, Geneva, Switzerland.

(7) Judith Yovel Recanati, 64 Kaplan Street, Herzliya, Israel.

(8) Elaine Recanatii, 23 Shalva Street, Herzliya, Israel.

Page 10 of 21 pages

Mr. Leon Recanati and Mrs. Judith Yovel Recanati are brother and sister and Mr. Oudi Recanati is their first cousin. They are the nephews and niece of Mrs. Elaine Recanati. As of December 31, 2001, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati held in the aggregate approximately 51.7% of the voting power and equity of IDB Holding.

(d) The class of securities to which this Schedule 13G relates is the ordinary shares, par value New Israel Shekel 0.01 per share, of the Issuer (the "Ordinary Shares"). The Ordinary Shares are traded on the National Association of Securities Dealers Automatic Quotation System.

(e) The CUSIP number for the Ordinary Shares is M25722105.

Item 3. If this Statement is Filed Pursuant to Rule 13-d-1(b), or 13d-2(b) or (c), check whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a) (6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a) (19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☐ An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G).

(h) ☐ A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act.

(j) ☐ Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Page 11 of 21 pages

Item 4. Ownership

The Reporting Persons are advised by the Issuer that there were 26,048,384 outstanding Ordinary Shares as of December 31, 2001. As of December 31, 2001, Clal Biotechnology beneficially owned 3,041,748 Ordinary Shares, or approximately 11.68% of the outstanding Ordinary Shares. As of such date, (i) Clal Industries, by reason of its ownership interest in Clal Biotechnology, (ii) IDB Development, by reason of its ownership interest in Clal Industries, (iii) IDB Holding, by reason of its ownership interest in IDB Development, and (iv) the Reporting Persons who are natural persons, by reason of their interests in and relationships with IDB Holding, shared the power to vote and dispose of 3,041,748 Ordinary Shares owned by Clal Biotechnology.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Reference is made to Item 4 of this Schedule 13G.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

A group has filed this Schedule 13G pursuant to Rule 13d-1(d). Each member of the group is identified in Item 2 above.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

Page 12 of 21 pages

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: February 13, 2002.
CLAL BIOTECHNOLOGY INDUSTRIES LTD.
CLAL INDUSTRIES AND INVESTMENTS LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
LEON RECANATI
OUDI RECANATI
JUDITH YOVEL RECANATI
ELAINE RECANATI

By: IDB HOLDING CORPORATION LTD.
By: s/ JAMES I. EDELSON

James I. Edelson, U.S. Resident Secretary of IDB Holding Corporation Ltd. for itself and on behalf of Clal Biotechnology Industries Ltd., Clal Industries and Investments Ltd., IDB Development Corporation Ltd., Leon Recanati, Oudi Recanati, Judith Yovel Recanati and Elaine Recanati pursuant to the agreements annexed to this Schedule 13G as Exhibits 1-7.

Page 13 of 21 pages

EXHIBIT INDEX

Exhibit 1- Agreement dated February 5, 2002 between Clal Biotechnology and IDB Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of Clal Biotechnology.

Exhibit 2- Agreement dated February 5, 2002 between Clal Industries and IDB Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of Clal Industries.

Exhibit 3- Agreement dated February 5, 2002 between IDB Development and IDB Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of IDB Development.

Exhibit 4- Agreement dated February 5, 2002 between Leon Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of Mr. Recanati.

Exhibit 5- Agreement dated February 5, 2002 between Oudi Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of Mr. Recanati.

Exhibit 6- Agreement dated February 5, 2002 between Judith Yovel Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of Mrs. Recanati.

Exhibit 7- Agreement dated February 5, 2002 between Elaine Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of Mrs. Recanati.

Page 14 of 21 pages

Exhibit 1

                                                             February 5, 2002

IDB Holding Corporation Ltd.
3 Azrieli Center
Triangle Tower
Tel Aviv, Israel

Gentlemen:

           Pursuant to rule 13d-1(k) (1) (iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Compugen Ltd. purchased, owned or sold from time to time by the undersigned.

           IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                             Very truly yours,

                                                             Clal Biotechnology Industries Ltd.

                                                             By: s/ D. HASELKORN, O. SHAHAT
                                                             Name: D. Haselkorn, O. Shahat
                                                             Title:   CEO,               V.P. Bus. Dev.

Agreed:  IDB Holding Corporation Ltd.

             By: s/ JAMES I. EDELSON
                     James I. Edelson, U.S.
                     Resident Secretary

Page 15 of 21 pages

Exhibit 2

                                                             February 5, 2002

IDB Holding Corporation Ltd.
3 Azrieli Center
Triangle Tower
Tel Aviv, Israel

Gentlemen:

           Pursuant to rule 13d-1(k) (1) (iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Compugen Ltd. purchased, owned or sold from time to time by the undersigned.

           IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                             Very truly yours,

                                                             Clal Industries and Investments Ltd.

                                                             By: s/ Y. DOVRAT G. MILNER
                                                             Name: Y. Dovrat G. Milner
                                                             Title:

Agreed:  IDB Holding Corporation Ltd.

             By: s/ JAMES I. EDELSON
                     James I. Edelson, U.S.
                     Resident Secretary

Page 16 of 21 pages

Exhibit 3

                                                             February 5, 2002

IDB Holding Corporation Ltd.
3 Azrieli Center
Triangle Tower
Tel Aviv, Israel

Gentlemen:

          Pursuant to rule 13d-1(k) (1) (iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Compugen Ltd. purchased, owned or sold from time to time by the undersigned.

          IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                             Very truly yours,

                                                             IDB Development Corporation Ltd.

                                                             By: s/ ELIAHU COHEN ARTHUR CAPLAN
                                                             Name:  Eliahu Cohen Arthur Caplan
                                                             Title:    Co. CEO,      Corporate Secretary

Agreed:  IDB Holding Corporation Ltd.

             By: s/ JAMES I. EDELSON
                     James I. Edelson, U.S.
                     Resident Secretary

Page 17 of 21 pages

Exhibit 4

                                                             February 5, 2002

IDB Holding Corporation Ltd.
3 Azrieli Center
Triangle Tower
Tel Aviv, Israel

Gentlemen:

           Pursuant to rule 13d-1(k) (1) (iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Compugen Ltd. purchased, owned or sold from time to time by the undersigned.

           IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                             Very truly yours,

                                                             s/ LEON RECANATI
                                                             Leon Recanati

Agreed:  IDB Holding Corporation Ltd.

             By: s/ JAMES I. EDELSON
                     James I. Edelson, U.S.
                     Resident Secretary

Page 18 of 21 pages

Exhibit 5

                                                             February 5, 2002

IDB Holding Corporation Ltd.
3 Azrieli Center
Triangle Tower
Tel Aviv, Israel

Gentlemen:

          Pursuant to rule 13d-1(k) (1) (iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Compugen Ltd. purchased, owned or sold from time to time by the undersigned.

          IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                             Very truly yours,

                                                             s/ OUDI RECANATI
                                                             Oudi Recanati

Agreed:  IDB Holding Corporation Ltd.

             By: s/ JAMES I. EDELSON
                     James I. Edelson, U.S.
                     Resident Secretary

Page 19 of 21 pages

Exhibit 6

                                                             February 5, 2002

IDB Holding Corporation Ltd.
3 Azrieli Center
Triangle Tower
Tel Aviv, Israel

Gentlemen:

          Pursuant to rule 13d-1(k) (1) (iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Compugen Ltd. purchased, owned or sold from time to time by the undersigned.

IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                             Very truly yours,

                                                             s/ JUDITH YOVEL RECANATI
                                                             Judith Yovel Recanati

Agreed:  IDB Holding Corporation Ltd.

             By: s/ JAMES I. EDELSON
                     James I. Edelson, U.S.
                     Resident Secretary

Page 20 of 21 pages

Exhibit 7

                                                             February 5, 2002

IDB Holding Corporation Ltd.
3 Azrieli Center
Triangle Tower
Tel Aviv, Israel

Gentlemen:

          Pursuant to rule 13d-1(k) (1) (iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Compugen Ltd. purchased, owned or sold from time to time by the undersigned.

          IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                             Very truly yours,

                                                             s/ ELAINE RECANATI
                                                             Elaine Recanati

Agreed:  IDB Holding Corporation Ltd.

             By: s/ JAMES I. EDELSON
                     James I. Edelson, U.S.
                     Resident Secretary

Page 21 of 21 pages